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                       SECURITIES AND EXCHANGE COMMISSION

                            Washington, D.C.  20549

                                   _________


                                   FORM 8-A/A

               FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
                    PURSUANT TO SECTION 12(b) OR (g) OF THE
                        SECURITIES EXCHANGE ACT OF 1934


                              Norwest Corporation
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             (Exact name of registrant as specified in its charter)


               Delaware                                    41-0449260
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(State of incorporation or organization)    (IRS Employer Identification No.)


Norwest Center, Sixth and Marquette, Minneapolis, Minnesota          55479
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(Address of principal executive offices)                          (Zip Code)


Securities to be registered pursuant to Section 12(b) of the Act:


     Title of each class            Name of each exchange on which
     to be so registered            each class is to be registered
     -------------------            ------------------------------

Preferred Share Purchase Rights     New York Stock Exchange
                                    Midwest Stock Exchange


Securities to be registered pursuant to Section 12(g) of the Act:


                                     None
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                               (Title of Class)
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Item 1.  Description of Securities to be Registered.
         ------------------------------------------

      On November 22, 1988, the Board of Directors of Norwest Corporation (the "Company") declared a dividend of one preferred share purchase right (a "Right") for each outstanding share of common stock, par value $1-2/3 per share (the "Common Shares"), of the Company. The dividend was paid on December 9, 1988 (the "Record Date") to the stockholders of record on that date. Each Right originally entitled the registered holder to purchase from the Company one one-hundredth of a share of Series A Junior Participating Preferred Stock, without par value (the "Preferred Shares"), of the Company, subject to adjustment, at a price of $175.00 per one one-hundredth of a Preferred Share (the "Purchase Price"). As of October 10, 1997, each Right entitles the registered holder to purchase from the Company one eight-hundredth of a Preferred Share. The description and terms of the Rights are set forth in a Rights Agreement (the "Rights Agreement") between the Company and Citibank, N.A., as Rights Agent (the "Rights Agent").

      Until the earlier to occur of (i) 10 days following a public announcement that a person or group of affiliated or associated persons (an "Acquiring Person") have acquired beneficial ownership of 25% or more of the outstanding Common Shares or (ii) 10 business days (or such later date as may be determined by action of the Board of Directors prior to such time as any person becomes an Acquiring Person) following the commencement of, or announcement of an intention to make, a tender offer or exchange offer the consummation of which would result in the beneficial ownership by a person or group of 25% or more of such outstanding Common Shares (the earlier of such dates being called the "Distribution Date"), the Rights will be evidenced, with respect to any of the Common Share certificates outstanding as of the Record Date, by such Common Share certificate with a copy of the Summary of Rights attached to the Rights Agreement as Exhibit C (the "Summary of Rights") attached to such certificate.

      The Rights Agreement provides that, until the Distribution Date, the Rights will be transferred with and only with the Common Shares. Until the Distribution Date (or earlier redemption or expiration of the Rights), new Common Share certificates issued after the Record Date, upon transfer or new issuance of Common Shares, will contain a notation incorporating the Rights Agreement by reference. Until the Distribution Date (or earlier redemption or expiration of the Rights), the surrender for transfer of any certificates for Common Shares, outstanding as of the Record Date, even without such notation or a copy of the Summary of Rights being attached thereto, will also constitute the transfer of the Rights associated with the Common Shares represented by such certificate. As soon as practicable following the Distribution Date, separate certificates evidencing the Rights ("Right Certificates") will be mailed to holders of record of the Common Shares as of the close of business on the Distribution Date and such separate Right Certificates alone will evidence the Rights.

      The Rights are not exercisable until the Distribution Date. The Rights will expire on November 23, 1998 (the "Final Expiration Date"), unless the Final Expiration Date is

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extended or unless the Rights are earlier redeemed by the Company, in each case, as described below.

      The Purchase Price payable, and the number of Preferred Shares or other securities or property issuable, upon exercise of the Rights are subject to adjustment from time to time to prevent dilution (i) in the event of a stock dividend on, or a subdivision, combination or reclassification of, the Preferred Shares, (ii) upon the grant to holders of the Preferred Shares of certain rights or warrants to subscribe for or purchase Preferred Shares at a price, or securities convertible into Preferred Shares with a conversion price, less than the then current market price of the Preferred Shares or (iii) upon the distribution to holders of the Preferred Shares of evidences of indebtedness or assets (excluding regular periodic cash dividends paid out of earnings or retained earnings or dividends payable in Preferred Shares) or of subscription rights or warrants (other than those referred to above).

      The number of outstanding Rights and the number of one one-hundredths of a Preferred Share issuable upon exercise of each Right are also subject to adjustment in the event of a stock split of the Common Shares or a stock dividend on the Common Shares payable in Common Shares or subdivisions, consolidations or combinations of the Common Shares occurring, in any such case, prior to the Distribution Date.

      On June 27, 1989, the Company's Board of Directors declared a two-for-one split of the Common Shares to be effected in the form of a 100% stock dividend payable on July 21, 1989, to common stockholders of record on July 7, 1989; on April 27, 1993, the Company's Board of Directors declared a two-for-one split of the Common Shares to be effected in the form of a 100% stock dividend payable on June 28, 1993, to common stockholders of record on June 4, 1993; and on September 23, 1997, the Company's Board of Directors declared a two-for-one split of the Common Shares to be effected in the form of a 100% stock dividend payable on October 10, 1997, to common stockholders of record on October 2, 1997 (collectively, the "Stock Dividends"). Pursuant to the provisions of the Rights Agreement, certain adjustments to the number of Rights outstanding, the number of Preferred Shares purchasable upon exercise of each Right, and the Redemption Price (as defined in the Rights Agreement) are required as a result of the Stock Dividends. A copy of a Certificate of Adjustment dated July 21, 1989, a Certificate of Adjustment dated June 28, 1993 and a Certificate of Adjustment dated October 10, 1997, delivered by the Company to the Rights Agent and setting forth the required adjustments, are attached hereto as Exhibits 3, 4 and 5, respectively, and are incorporated herein by reference.

     Preferred Shares purchasable upon exercise of the Rights will not be redeemable. Each Preferred Share will be entitled to a minimum preferential quarterly dividend payment of $1 per share but will be entitled to an aggregate dividend of 800 times the dividend declared per Common Share. In the event of liquidation, the holders of the Preferred Shares will be entitled to a minimum preferential liquidation payment of $100 per share but will be entitled to an aggregate payment of 800 times the payment made per Common Share. Each Preferred Share will have 800 votes, voting together with the

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Common Shares. Finally, in the event of any merger, consolidation or other transaction in which Common Shares are exchanged, each Preferred Share will be entitled to receive 800 times the amount received per Common Share. These rights are protected by customary antidilution provisions.

      Because of the nature of the Preferred Shares' dividend, liquidation and voting rights, the value of the one eight-hundredth interest in a Preferred Share purchasable upon exercise of each Right should approximate the value of one Common Share.

      In the event that the Company is acquired in a merger or other business combination transaction or 50% or more of its consolidated assets or earning power are sold, proper provision will be made so that each holder of a Right will thereafter have the right to receive, upon the exercise thereof at the then current exercise price of the Right, that number of shares of common stock of the acquiring company which at the time of such transaction will have a market value of two times the exercise price of the Right. In the event that (i) any person or group of affiliated or associated persons becomes the beneficial owner of 25% or more of the outstanding Common Shares (unless such person first acquires 25% or more of the outstanding Common Shares by a purchase pursuant to a tender offer for all of the Common Shares for cash, which purchase increases such person's beneficial ownership to 85% or more of the outstanding Common Shares) or (ii) during such time as there is an Acquiring Person, there shall be a reclassification of securities or a recapitalization or reorganization of the Company or other transaction or series of transactions involving the Company which has the effect of increasing by more than 1% the proportionate share of the outstanding shares of any class of equity securities of the Company or any of its subsidiaries beneficially owned by the Acquiring Person, proper provision shall be made so that each holder of a Right, other than Rights beneficially owned by the Acquiring Person (which will thereafter be void), will thereafter have the right to receive upon exercise that number of Common Shares having a market value of two times the exercise price of the Right (or, at the option of the Company, an equivalent number of one eight-hundredths of a Preferred Share).

      At any time after the acquisition by a person or group of affiliated or associated persons of beneficial ownership of 25% or more of the outstanding Common Shares and prior to the acquisition by such person or group of 50% or more of the outstanding Common Shares, the Board of Directors of the Company may exchange the Rights (other than Rights owned by such person or group which have become void), in whole or in part, at an exchange ratio of one Common Share, or one eight-hundredth of a Preferred Share (or of a share of a class or series of the Company's preferred stock having equivalent rights, preferences and privileges), per Right (subject to adjustment).

      With certain exceptions, no adjustment in the Purchase Price will be required until cumulative adjustments require an adjustment of at least 1% in such Purchase Price. No fractional Preferred Shares will be issued (other than fractions which are integral multiples of one one-hundredth of a Preferred Share, which may, at the election of the

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Company, be evidenced by scrip or depositary receipts) and in lieu thereof, an adjustment in cash will be made based on the market price of the Preferred Shares on the last trading day prior to the date of exercise.

      At any time prior to the acquisition by a person or group of affiliated or associated persons of beneficial ownership of 25% or more of the outstanding Common Shares, the Board of Directors of the Company may redeem the Rights in whole, but not in part, at a price of $.00125 per Right (the "Redemption Price"). The redemption of the Rights may be made effective at such time on such basis and with such conditions as the Board of Directors in its sole discretion may establish. Immediately upon any redemption of the Rights, the right to exercise the Rights will terminate and the only right of the holders of Rights will be to receive the Redemption Price.

      The terms of the Rights may be amended by the Board of Directors of the Company without the consent of the holders of the Rights, including an amendment to lower the 25% triggering thresholds described above to not less than the greater of (i) any percentage greater than the largest percentage of the outstanding Common Shares then known to the Company to be beneficially owned by any person or group of affiliated or associated persons and (ii) 15%, except that from and after such time as any person becomes an Acquiring Person no such amendment may adversely affect the interests of the holders of the Rights.

      Until a Right is exercised, the holder thereof, as such, will have no rights as a stockholder of the Company, including, without limitation, the right to vote or to receive dividends.

      The Rights have certain anti-takeover effects. The Rights will cause substantial dilution to a person or group that attempts to acquire the Company on terms not approved by the Company's Board of Directors, except pursuant to an offer conditioned on a substantial number of Rights being acquired. The Rights should not interfere with any merger or other business combination approved by the Board of Directors since the Rights may be redeemed by the Company at the Redemption Price prior to the time that a person or group has acquired beneficial ownership of 25% or more of the Common Shares.

      The Rights Agreement, dated as of November 22, 1988, between the Company and Citibank, N.A., as Rights Agent, specifying the terms of the Rights and including the form of the Certificate of Designation, Preferences and Rights setting forth the terms of the Preferred Shares as an exhibit thereto, the press release announcing the declaration of the Rights, and the Certificates of Adjustment setting forth adjustments required by the Stock Dividends are attached hereto as exhibits and are incorporated herein by reference. The foregoing description of the Rights is qualified in its entirety by reference to such exhibits.

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Item 2.  Exhibits.
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      1.  Rights Agreement, dated as of November 22, 1988, between Norwest
          Corporation and Citibank, N.A. which includes the form of Certificate of Designation, Preferences and Rights setting forth the terms of the Series A Junior Participating Preferred Stock, without par value, as Exhibit A, the form of Right Certificate as Exhibit B and the Summary of Rights to Purchase Preferred Shares as Exhibit C. Pursuant to the Rights Agreement, printed Right Certificates will not be mailed until as soon as practicable after the earlier of the tenth day after public announcement that a person or group has acquired beneficial ownership of 25% or more of the Common Shares or the tenth business day (or such later date as may be determined by action of the Board of Directors) after a person commences, or announces its intention to commence, a tender offer or exchange offer the consummation of which would result in the beneficial ownership by a person or group of 25% or more of the Common Shares (incorporated by reference to Norwest Corporation's Form 8-A dated December 6, 1988).

      2. Press release dated November 22, 1988 (incorporated by reference to Norwest Corporation's Form 8-A dated December 6, 1988).

      3. Certificate of Adjustment delivered by Norwest Corporation to Citibank, N.A., as Rights Agent, on July 21, 1989 (incorporated by reference to Norwest Corporation's Form 8 dated July 21, 1989).

      4. Certificate of Adjustment delivered by Norwest Corporation to Citibank, N.A., as Rights Agent, on June 28, 1993 (incorporated by reference to Norwest Corporation's Form 8-A/A dated June 29, 1993).

      5. Certificate of Adjustment delivered by Norwest Corporation to Citibank, N.A., as Rights Agent, on October 10, 1997.

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                                   SIGNATURE



     Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.


Dated:  October 14, 1997


                              NORWEST CORPORATION



                              By /s/ Laurel A. Holschuh
                                 -----------------------------------
                                 Laurel A. Holschuh
                                 Senior Vice President and Secretary

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                                 EXHIBIT INDEX



                                                               Form of
                                                               Filing
                                                             ---------

1. Rights Agreement, dated as of November 22, 1988, between Norwest Corporation and Citibank, N.A.
     which includes the form of Certificate of Designation, Preferences and Rights setting forth the terms of the Series A Junior
     Participating Preferred Stock, without par value, as Exhibit A, the form of Right
     Certificate as Exhibit B and the Summary of Rights to Purchase Preferred Shares as
     Exhibit C.  Pursuant to the Rights
     Agreement, printed Right Certificates will not be mailed until as soon as practicable after the earlier of the tenth day after public announcement that a person or group has acquired beneficial ownership of 25% or more of the Common Shares or the tenth business day (or such later date as may be determined by action of the Board of Directors) after a person commences, or announces its intention to commence, a tender offer or exchange offer the consummation of which would result in the beneficial ownership by a person or group of 25% or more of the Common Shares.*

2.   Press release dated November 22, 1988.*

3.   Certificate of Adjustment delivered by Norwest
     Corporation to Citibank, N.A., as Rights Agent, on July 21, 1989.**

4.   Certificate of Adjustment delivered by
     Norwest Corporation to Citibank, N.A.,
     as Rights Agent, on June 28, 1993. ***

5.   Certificate of Adjustment delivered by             Electronic
     Norwest Corporation to Citibank, N.A.,             Transmission
     as Rights Agent, on October 10, 1997.

----------
*      Previously filed by paper with Form 8-A dated December 6, 1988
**     Previously filed by paper with Form 8 dated July 21, 1989
***    Previously filed by paper with Form 8-A/A dated June 29, 1993

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